U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549


                               FORM 10-SB


              General Form for Registration of Securities
                       of Small Business Issuers
                     Under Section 12(b) or (g) of
                  the Securities Exchange Act of 1934



                       VERTICAL SOLUTIONS INC.
                       -----------------------
                   (Name of Small Business Issuer)



       Delaware                                        98-0336084
                                          -------------------------------------
(State or Other Jurisdiction of           I.R.S. Employer Identification Number
Incorporation or Organization)




         #280-815 West Hastings Street, Vancouver, BC, V6C 1B4, Canada
--------------------------------------------------------------------------------
          (Address of Principal Executive Offices including Zip Code)


                                (604) 608-1500
                          ---------------------------
                          (Issuer's Telephone Number)


Securities to be Registered Under Section 12(b) of the Act:       None

Securities to be Registered Under Section 12(g) of the Act:  Common Stock, No
                                                                Par Value
                                                              (Title of Class)



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                              TABLE OF CONTENTS

                                   PART I
                                   ------
ITEM 1.     BUSINESS                                                          4
          History and Organization                                            4
          Proposed Business                                                   4
          Risk Factors                                                        5

ITEM 2.     PLAN OF OPERATION                                                10
          General Business Plan                                              10
          Structure of Acquisition                                           12
          No Dividend                                                        14
          Employees                                                          14
          Competition                                                        14
          Liquidity and Capital Resources                                    14

ITEM 3.     DESCRIPTION OF PROPERTY                                          14

ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT   14

ITEM 5.     DIRECTORS, EXECUTIVE OFFICERS, PROMOTER AND CONTROL PERSONS      15

ITEM 6.     EXECUTIVE COMPENSATION                                           17

ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS                   17

ITEM 8.     DESCRIPTION OF SECURITIES                                        17

                                PART II
                                -------

ITEM 1.     MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS   18

ITEM 2.     LEGAL PROCEEDINGS                                                19

ITEM 3.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS AND
            FINANCIAL DISCLOSURE                                             19

ITEM 4.     RECENT SALES OF UNREGISTERED SECURITIES                          19

ITEM 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS                        20

                               PART F/S
                               --------

FINANCIAL STATEMENTS                                                         21

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                                    PART III
                                    --------


ITEMS 1& 2 INDEX TO AND DESCRIPTION OF EXHIBITS                              22


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                                     PART I


ITEM 1.   DESCRIPTION OF BUSINESS.


                            HISTORY AND ORGANIZATION

     Vertical Solutions Inc. (the "Company"), was organized under the laws of the State of Delaware on November 1, 2000 under the name Vertical Solutions Inc.

     The Company was organized for the purposes of creating a corporate vehicle to locate and acquire an operating business entity which management believes is a suitable acquisition candidate (a "target company"). The Company will not restrict its search to any specific business, industry or geographical location.

     The Company does not currently engage in any business activities that provide any cash flow. The costs of identifying, investigating, and analyzing business combinations will be paid with money in the Company's treasury or loaned to the Company by management.

     Although the Company was under no obligation to do so, it has voluntarily filed this registration statement because it believes that it can better facilitate its business goals if it were a "reporting issuer" under the Securities Exchange Act of 1934 (the "Exchange Act").


                              PROPOSED BUSINESS

     The Company will seek to locate and acquire a target company which, in the opinion of the Company's management (sometimes referred to as the "Management"), offers long term growth potential. The Company will not restrict its search to any specific business, industry or geographical location. The Company may seek to acquire a target company which has just commenced operations, or which works to avail itself of the benefits of being a "reporting issuer" in order to facilitate capital formation to expand into new products or markets.

     There are certain perceived benefits to being a reporting company with a class of publicly-traded securities. These are commonly thought to include the following:

  * the ability to use registered securities to make acquisitions of assets or businesses;
  *   increased visibility in the financial community;
  *   the facilitation of borrowing from financial institutions;
  *   improved trading efficiency;
  *   shareholder liquidity;
  *   greater ease in subsequently raising capital;
  *   compensation of key employees through stock options;
  *   enhanced corporate image;
  *   a presence in the United States capital market.

     A target company, if any, which may be interested in a business combination with the Company may include the following:

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  *   a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;
  * a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;
  * a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;
  * a company which believes that it will be able obtain investment capital on more favorable terms after it has become public;
  * a foreign company which may wish an initial entry into the United States securities market;
  * a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;
  * a company seeking one or more of the other perceived benefits of becoming a public company.

     There is no assurance that the Company will be able to effect an acquisition of a target company. In addition, at this time, no specifics as to an acquisition or as to the nature of the target company can be provided.


                                    RISK FACTORS

     The Company's business is subject to numerous risk factors, including the following:

1. Anticipated Change in Control and Management. Upon the successful completion of the acquisition of a target company, the Company anticipates that it will have to issue to the target company or its shareholders some authorized but unissued common stock which, when issued, will comprise a majority of the Company's then issued and outstanding shares of common stock. Therefore, the Company anticipates that upon the closing of the acquisition of a target company, the Company will no longer be controlled by the current shareholders. In addition, existing management and directors may resign. The Company cannot give any assurance that the experience or qualifications of new management, as it relates to either the operation of the Company's activities or the operation of the business, assets or property being acquired, will be adequate for such purposes.

2. Conflict of Interest - Management's Fiduciary Duties. A conflict of interest may arise between management's personal financial benefit and management's fiduciary duty to shareholders.

     The Company's directors and three officers are or may become officers, directors, controlling shareholders and/or partners of other entities engaged in a variety of businesses. Messers Richard Silas, Nicolas Awde and Bruce Jamieson are engaged in other business activities.
     Accordingly, the amount of time they will devote to the Company's business will vary. There exist potential conflicts of interest including allocation of time between the Company and its management's other business interests.

3. Experience of Management; Consultants. Although Management has general business experience, it has limited experience in effecting business combinations and may not have any significant experience in acquiring or operating certain business interests that the company might choose to acquire. Management does not have, nor does it presently intend to enter into, any contracts or agreements with any consultants or advisors with respect to possible business activities. Consequently, Management has not

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     established the criteria that will be used to hire independent consultants regarding their experience, the services to be provided, the term of service, etc., and no assurance can be made that the Company will be able to obtain such assistance on acceptable terms.

4. Potential Future Rule 144 Sales. Of the 100,000,000 shares of the Company's Common Stock authorized, there are presently issued and outstanding 26,000 shares; of which all 26,000 shares are "restricted securities" as that term is defined under the Securities Act of 1933 (the "Securities Act"), and in the future may be sold in compliance with Rule 144 of the Act, or pursuant to a Registration Statement filed under the Act. Rule 144 provides, in essence, that a person holding restricted securities for a period of 1 year may sell those securities in unsolicited brokerage transactions of in transactions with a market maker, in an amount equal to 1% of the Company's outstanding common stock every 3 months. Rule 144 also permits, under certain circumstances, the sale of shares by a person who is not an affiliate of the Company and who has satisfied a two
     (2) year holding period without any quantity limitation, whether or not there is adequate current public information available. Investors should be aware that sales under Rule 144, or pursuant to a registration statement filed under the Securities Act, may have a depressive effect on the market price of the Company's common stock in any market that may develop for such shares.

5. Possible Issuance of Additional Shares. The Company's Board of Directors has the power to issue any or all of such unissued but authorized shares without stockholder approval for such consideration as it deems. Management presently anticipates that it may choose to issue a substantial amount of the Company's shares in connection with the acquisition of a target business. Furthermore, the Company may engage in a share split or may further increase its authorized capital in connection with the acquisition of a target business.

6. Risks of Leverage. There are currently no limitations relating to the Company's ability to borrow funds to increase the amount of capital available to it to effect a business combination or otherwise finance the operations of any acquired business. The amount and nature of any borrowings by the Company will depend on numerous factors, including the Company's capital requirements, the Company's perceived ability to meet debt services on any such borrowings, and then-prevailing conditions in the financial, if required or otherwise sought, will be available on terms deemed to be commercially acceptable and in the best interest of the Company's inability to borrow funds required to effect or facilitate a business combination, or to provide funds for an additional infusion of capital into an acquired business, may have a material adverse affect on the Company's financial condition and future prospects.

     Additionally, to the extent that debt financing ultimately proves to be available, any borrowings may subject the Company to various risks traditionally associated with incurring of indebtedness, including:

     * if the Company's operating revenues after the acquisition were to be insufficient to pay debt service, there would be a risk of default and foreclosure on the Company's assets.

     * if a loan agreement containing covenants is breached without a waiver or renegotiation of the terms of that covenant, then the lender could have the right to accelerate the payment of the indebtedness even if the Company has made all principal and interest payments when due.

     * if the interest rate on a loan fluctuated or the loan was payable on demand, the Company would bear the risk of variations in the interest rate or demand for payment.

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     *  if the terms of a loan did not provide for amortization prior to maturity of the full amount borrowed and the "balloon" payment could not be refinanced at maturity on acceptable terms, the Company might be required to seek additional financing and, to the extent that additional financing is not available on acceptable terms, to liquidate the Company's assets.

7. Possible Need for Additional Financing. The Company cannot ascertain with any degree of certainty the capital requirements for any particular acquired business inasmuch as the Company has not yet identified any acquisition candidates. If the target company requires additional financing, such additional financing (which, among other forms, could be derived from the public or private offering of securities or from the acquisition of debt through conventional bank financing), may not be available due to, among other things, the target company not having sufficient:

     *  credit or operating history;
     *  income stream;
     *  profit level;
     *  asset base eligible to be collateralized; or
     *  market for its securities.

     Since no specific business has been targeted for acquisition, it is not possible to predict the specific reasons why conventional private or public financing or conventional bank financing might not become available. Although there are no agreements between the Company and any of its officers and/or directors pursuant to which the Company may borrow and such officers and/or directors are obligated to lend the Company monies, there are no restrictions on the Company's right to borrow money from officers and directors. No stockholder approval is required in connection with any such loan.

8. Penny Stock Rules. Under Rule 15g-9, a broker or dealer may not sell a "penny stock" (as defined in Rule 3a51-1) to effect the purchase of a penny stock by any person unless:

     (1)  such sale or purchase is exempt from Rule 15g-9; or

     (2) prior to the transaction the broker or dealer has (a) approved the person's account for transaction in penny stocks in accordance with Rule 15g-9 and (b) received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased.

     The United States Securities and Exchange Commission (the "Commission") has adopted regulations that generally define a penny stock to be any equity security other than a security excluded from such definition by Rule 3a51-1. Such exemptions include, but are not limited to (a) an equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operations for at least three years; (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years; or
     (iii) average revenue of at least $6,000,000 for the preceding three years;
     (b) except for purposes of Section 7(b) of the Exchange Act and Rule 419, any security that has a price of $5.00 or more; (c) and a security that is authorized or approved for authorization upon notice of issuance for quotation on the National Association of Securities ("NASD") Dealers Automated Quotation System ("NASDAQ").

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     It is likely that the Company's common stock will be subject to the regulations on penny stocks; consequently, the market liquidity for the Company's common stock may be adversely affected by such regulations. This, in turn, may affect shareholder's ability to sell their shares following the completion of an acquisition.

     There is no current trading market for the Company's common stock (the "Shares") and there can be no assurance that a trading market will develop, or, if such a trading market does develop, that it will be sustained. The Shares, to the extent that a market develops for the Shares at all, will likely appear in what is customarily known as the "pink sheets" or on the NASD over-the-counter Bulletin Board (the "OTCBB"), which may limit the marketability and liquidity of the Shares.

     To date, neither the Company nor anyone acting on behalf of the Company has taken any affirmative steps to request or encourage any broker/dealer to act as a market maker for the Company's common stock. The Company has had no discussions or understandings with any "market makers" regarding the participation of any such market maker in the future trading market, if any, in the Company's common stock. Management expects that discussions in this area will ultimately be initiated by the management in office after completion of the acquisition of a target company, if ever or at all.

9. Risks Associated with Operations in Foreign Countries. The Company's business plan is to seek to acquire a target company. Management's discretion is unrestricted, and the Company may participate in any business whatsoever that may in the opinion of Management meet the Company's business objectives. The Company may acquire a business outside the United States. The Company has not limited the scope of its search to a particular region or country. Accordingly, if the Company acquires a business located, or operating in a foreign jurisdiction, the Company's operations may be adversely affected to the extent of the existence of unstable economic, social and/or political conditions in such foreign regions and countries.

10. No Operating History or Revenue and Minimal Assets. The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a target company. There is no assurance that the Company can identify such a target company and consummate such a business combination.

11. Speculative Nature of the Company's Proposed Operations. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While present management will prefer business combinations with entities having established operating histories, there can be no assurance that the Company will be successful in locating businesses meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations will be dependent upon management of the target company and numerous other factors beyond the Company's control.

12. Scarcity of and Competition for Business Opportunities and Combinations. The Company is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for the Company. Nearly all

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     such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.

13. No Agreement for Acquisition of a Target Company Combination. The Company has no current arrangement, agreement or understanding with respect to engaging in a merger with or acquisition of a specific business entity. There can be no assurance that the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance that the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target company to have achieved, or without which the Company would not consider a business combination with such business entity. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics.

14. Reporting Requirements May Delay or Preclude Acquisition. Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") requires companies subject thereto to provide certain information about significant acquisitions including certified financial statements for the company acquired covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have, or are unable to obtain, the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

15. Lack of Market Research or Marketing Organization. The Company has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by the Company. Even in the event demand exists for a merger or acquisition of the type contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

16. Lack of Diversification. The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with only one business entity. Consequently, the Company's activities will be limited to those engaged in by the business entity which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

17. Regulation under Investment Company Act. Although the Company will be subject to regulation under the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be

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     expected to incur significant registration and compliance costs.  The
     Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act could subject the Company to material adverse consequences.

18. Probable Change In Control and Management. A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. Any such business combination may require shareholders of the Company to sell or transfer all or a portion of the Company's common stock held by them. The resulting change in control of the Company will likely result in removal of the present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

19. Taxation. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target company and their respective holders; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non -qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction and their shareholders.

ITEM 2.   MANAGEMENT'S DISCUSSION, ANALYSIS OR PLAN OF OPERATION

                             GENERAL BUSINESS PLAN

     The Company's purpose is to seek, investigate and, if such investigation warrants, acquire a target company which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act.

     Management anticipates seeking out a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods. No estimate can be made as to the number of persons who will be contacted or solicited. Management may engage in such solicitation directly or may employ one or more other entities to conduct or assist in such solicitation. Management and its affiliates pay referral fees to consultants and others who refer target businesses for mergers into public companies in which management and its affiliates have an interest. Payments are made if a business combination occurs, and may consist of cash or a portion of the stock in the Company retained by management and its affiliates, or both.

     The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. Please refer to "ITEM F/S.
FINANCIAL STATEMENTS."   This lack of diversification should be considered a
substantial risk to the shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

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     The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly-owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

     The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

     The Company has, and may continue to have, no capital with which to provide the owners of business entities with any cash or other assets.

     The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of the Company and in some cases, shareholders of the Company whose background makes them capable of assessing such business opportunities, these persons are not professional business analysts. In analyzing prospective business opportunities, management may consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors.

     This discussion of the proposed criteria is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.

     The Exchange Act requires that any merger or acquisition candidate comply with certain reporting requirements, which include providing audited financial statements to be included in the reporting filings made under the Exchange Act. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained at or within a reasonable period of time after closing of the proposed transaction.

     The Company may enter into a business combination with a business entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders or the inability to obtain an underwriter or to obtain an underwriter on satisfactory terms.

     The Company will not restrict its search for any specific kind of business entities, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any

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business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.

     Management of the Company, which in all likelihood will not be experienced in matters relating to the business of a target company, will rely upon its own efforts in accomplishing the business purposes of the Company. Outside consultants or advisors may be utilized by the Company to assist in the search for qualified target companies. If the Company does retain such an outside consultant or advisor, any cash fee earned by such person will need to be assumed by the target company, as the Company has limited cash assets with which to pay such obligation. No such consultant or advisor has been retained.

     Following a business combination the Company may benefit from the services of others in regard to accounting, legal services, underwriting and corporate public relations. If requested by a target company, management may recommend one or more underwriters, financial advisors, accountants, public relations firms or other consultants to provide such services.

     A potential target company may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to the Company only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of a target company.


                         STRUCTURE OF ACQUISITION

     In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with a target company. It may also acquire stock or assets of a target company. Upon consummation of an acquisition, it is likely that the present management and shareholders of the Company will no longer be in control of the Company. In addition, it is likely that the Company's officers and director will, as part of the terms of the acquisition transaction, resign and be replaced by one or more new officers and directors.

     It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a blank check company. The issuance of additional securities and their potential sale into any trading market which may develop in the Company's securities may depress the market value of the Company's securities in the future if such a market develops, of which there is no assurance.

     While the terms of a business transaction to which the Company may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition in a "tax-free" reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended (the "Code").

     With respect to any merger or acquisition negotiations with a target company, management expects to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger with or acquisition of a target company. The percentage of ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholders at such time.

     The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing and will include miscellaneous other terms.

     The Company will not acquire or merge with any entity which cannot provide audited financial statements at or within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the duty of the Company to file audited financial statements as part of or within 60 days following its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the Exchange Act, or if the audited financial statements provided do not conform to the representations made by the target company, the closing documents may provide that the proposed transaction will be voidable at the discretion of the present management of the Company.

                                  NO DIVIDENDS

     The Company has not paid any dividends on its common stock; nor does the Company intend to declare and pay dividends prior to the consummation of an acquisition. The payment of dividends after any acquisition will be within the discretion of the Company's then Board of Directors.

                                   EMPLOYEES

     The Company presently has no employees. The Company has three officers and two directors. Mr. Richard Silas is the President and a Director of the Company, Mr. Nicolas Awde is the Secretary and a Director of the Company and Mr. Bruce Jamieson is the Treasurer of the Company. Messrs. Silas, Awde and Jamieson are all engaged in other business activities, and the amount of time
they will both devote to the Company's business will vary.   Upon completion of
the public offering, it is anticipated that management will devote such time to the Company's affairs each month as may be necessary to carry on the Company's business plans.

                                  COMPETITION

     The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

                          LIQUIDITY AND CAPITAL RESOURCES

     The Company has limited working capital and a deficit. The ability of the Company to continue as a going concern is dependent upon its ability to obtain adequate financing to reach profitably levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations.


ITEM 3.   DESCRIPTION OF PROPERTY

     The Company has no properties and at this time has no agreements to acquire any properties. The Company is presently using as a mailing address, at no cost, the office of its Corporate Counsel, Heenan Blaikie, 2200-1055 West Hastings Street, Vancouver, B.C., Canada. See "Item 4. Security Ownership of Certain Beneficial Owners and Management."


ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, all directors individually and all directors and officers of the Company as a group. Unless otherwise noted, each person has sole voting and investment power with respect to the shares shown.

================================================================================
NAME AND ADDRESS OF               SHARES OF       ATTRIBUTED      APPROXIMATE
BENEFICIAL OWNER                COMMON STOCK      BENEFICIAL       PERCENTAGE
                                BENEFICIALLY      OWNERSHIP           OWNED
--------------------------------------------------------------------------------
Richard Silas                        2,000            N/A            0.00002%
#1202-1516 Davie Street
Vancouver, BC  V6G 1V6
--------------------------------------------------------------------------------
Pacific Empire Venture Ltd.          2,200            N/A            0.000022%
#702-1489 Marine Drive
West Vancouver, BC  V7T 1B8
Beneficial Owner: Nicolas Awde
--------------------------------------------------------------------------------
Bruce Jamieson                       2,450            N/A            0.0000245%
3582 Rockview Place
West Vancouver, BC V7V 3H3
--------------------------------------------------------------------------------
Officers and Directors as
a Group (3 people)                   6,650            N/A            0.0000665%
================================================================================

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     Set forth below is the name of each of the directors and officers of the Company, all positions and offices with the Company held, the period during which such person has never served as such, and the business experience during at least the last five years:

     Name                    Age       Positions and Offices Held
     ----                    ---       --------------------------

    Richard Silas            29        President and Director (since inception)

    Nicolas Awde             27        Secretary and Director (since inception)

    Bruce Jamieson           54        Treasurer (since inception)

     There are no agreements or understandings for the officers or directors to resign at the request of another person and the above-named officers and directors are not acting on behalf of nor will act at the direction of any other person.

Mr. Richard Silas - Mr. Silas has served as an Officer and Director with private and public trading companies. Over the last 5 years he has assisted in securing financing up to CDN$5,000,000 He has worked in a variety of capacities such as management, corporate communications, and marketing for a variety of industries such as mining, oil and gas, and the Hi-tech sector.

Mr. Nicolas Awde - President of Pacific Empire Ventures Ltd., a Internet Consulting group out of Vancouver, BC, Canada. Mr. Awde brings more than 2 years of private company experience providing capital funding, investor relations, corporate development & corporate communications in various business sectors.

Mr. Bruce Jamieson - Mr. Jamieson has been a Certified General Accountant since 1978. Until November 1998 Mr. Jamieson was the principal of Bruce F. Jamieson Inc., CGA (a public accounting firm in Vancouver) with the majority of his practice focussing on assisting public companies in all aspects of business including audits and filing of regulatory documents. For the last 6 years, Bruce Jamieson has been a voluntary director and chair of the finance committee for a large healthcare organization in the Vancouver area. He also holds a Bachelor's degree with honors in mathematics.

Conflicts of Interest.

     The Company's officers and directors may organize other companies of a similar nature and with a similar purpose as the Company. Consequently, there are potential inherent conflicts of interest in acting as an officer and director of the Company. Insofar as the officers and the sole director are engaged in other business activities, he will devote only a minor amount of time to the Company's affairs. The Company does not have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

     A conflict may arise in the event that another blank check and/or blind pool company (a "blind pool company") with which management is affiliated is formed and actively seeks a target company. It is anticipated that target companies will be located for the Company and other blind pool companies in chronological order of the date of formation of such blind pool companies or by lot. However, any blank check companies that may be formed may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain blind pool company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blind pool company regardless of date of formation or choice by lot. The directors will be responsible for seeking, evaluating, negotiating and consummating a business combination with a target company which may result in terms providing benefits to the directors.

      The Company may agree to pay finder's fees, as appropriate and allowed, to unaffiliated persons who may bring a target company to the Company where that reference results in a business combination. No finder's fee of any kind will be paid by the Company to management or promoters of the Company or to their affiliates. No loans of any type have, or will be, made by the Company to management or promoters of the Company or to any of their associates or affiliates.

     Management has not adopted policies involving possible conflicts of interest.

     There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by Management to resolve conflicts of interest in favor of the Company could result in liability of Management to the Company. However, any attempt by shareholders to enforce a liability of Management to the Company would most likely be prohibitively expensive and time consuming.

Investment Company Act of 1940.

     Although the Company will be subject to regulation under the Securities Act of 1933 (the "Securities Act") and the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has not obtained a formal determination from the Commission as to the status of the Company under the Investment Company Act of 1940. Any violation of such Investment Company Act would subject the Company to material adverse consequences.

ITEM 6.   EXECUTIVE COMPENSATION.

     The Company's officers and directors do not receive any compensation for their services rendered to the Company, have not received such compensation in the past, and are not accruing any compensation pursuant to any agreement with the Company.

     No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     The Company has no properties and at this time no agreements to acquire any properties. The Company is presently using the office of it's Corporate Counsel, Heenan Blaikie, located at 2200-1055 West Hastings Street, Vancouver, B.C. Canada, at no cost as the Company's office and mailing address. Such arrangement is expected to continue until completion of the acquisition of a target company.

ITEM 8.   DESCRIPTION OF SECURITIES.

     The Company is currently authorized to issue one hundred million (100,000,000) shares of common stock at a par value of one thousandth of one cent ($0.001) per share of which 26,000 shares were issued and outstanding as of the date of this Registration Statement. Each outstanding share of common stock entitles the holder to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of the stockholders.

     The holders of common stock (i) have equal rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights, and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of stockholders.

Reports to Stockholders.

     The Company intends to furnish its stockholders with annual reports containing audited financial statements as soon as practicable after the end of each fiscal year. The Company's fiscal year ends on December 31 of each year. In addition, the Company intends to issue unaudited interim reports and financial statements on a quarterly basis.

Dividends.

     The Company has not declared any dividends since inception, and has no present intention of paying any cash dividends on its common stock in the foreseeable future. The payment by the Company of dividends, if any, in the future, rests within the discretion of its Board of Directors and will depend, among other things, upon its earnings, capital requirements and financial condition, as well as other relevant factors.

                                     PART II

ITEM 1.   MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     There is no trading market for the Company's Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

     The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of 1933, as amended (the "Securities Act") and of companies which file reports under Sections 13 or 15(d) of the Securities Exchange Act. The Company intends to file such reports. As a result, sales of the Company's common stock in the secondary trading market by the holders thereof may be made pursuant to Section 4(1)of the Securities Act (sales other than by an issuer, underwriter or broker).

     The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (I) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (I) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     If, after a merger or acquisition, the Company does not meet the qualifications for listing on the NASDAQ Stock Market Inc.'s SmallCap Market ("NASDAQ-SCM"), the Company's securities may be traded on the OTCBB. The OTCBB market differs from national and regional stock exchanges in that it (1) is not sited in a single location but operates through communication of bids, offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the "specialist" common to stock exchanges. The Company may seek to have its securities quoted on the OTCBB or may offer its securities in what are commonly referred to as the "pink sheets" of the National Quotation Bureau, Inc.

     In order to qualify for listing on the NASDAQ-SCM, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

     If the Company is unable initially to satisfy the requirements for quotation on the NASDAQ-SCM or becomes unable to satisfy the requirements for continued quotation thereon, and trading, if any, is conducted in the OTCBB, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

ITEM 2.   LEGAL PROCEEDINGS.

     There is no litigation pending or threatened by or against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     The Company has not changed accountants since its formation and there are no disagreements with the findings of its accountants.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

Other than to its founding shareholders, the Company has not sold any securities.

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Constitution of the State of Delaware, Title 8, Corporations, subchapter IV, section 145, provides that a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents, against judgements, penalties, fines, settlements, and reasonable expenses incurred in any action, suit or proceeding: but if the person is found liable to the company or is found liable on the basis that personal benefit was improperly received by the person, the indemnification is limited to reasonable expenses actually incurred by the person and shall not be made in respect of any proceeding in which the person shall have been found liable for willful or intentional misconduct in the performance of his duty to the company. The Articles of the Company may restrict the circumstances under which a company is required or permitted to indemnify a person.

     INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

                                   PART F/S

                              FINANCIAL STATEMENTS

                                      Index




Auditors Report dated December 14, 2000

Audited Balance Sheets as of November 30, 2000

Audited Statement of Operations for the period from November 1, 2000
  (inception) to November 30, 2000

Audited Statement of Stockholders' Equity (Deficit) for the period from November 1, 2000 (inception) to November 30, 2000

Statement of Cash Flows for the period from November 1, 2000 (inception) to November 30, 2000

Notes to Financial Statements

                             VERTICAL SOLUTIONS INC.
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS

                                NOVEMBER 30, 2000

                             VERTICAL SOLUTIONS INC.
                          (A Development Stage Company)

                          INDEX TO FINANCIAL STATEMENTS

                                NOVEMBER 30, 2000


AUDITORS' REPORT - Comments by Auditors for
U.S. Readers on Canada - United States Reporting Difference

BALANCE SHEET

STATEMENT OF OPERATIONS

STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIENCY)

STATEMENT OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS

Page F-2

                                AUDITORS' REPORT
--------------------------------------------------------------------------------

To the Board of Directors of Vertical Solutions Inc.

We have audited the balance sheet of Vertical Solutions Inc. (A Development Stage Company) as at November 30, 2000 and the statements of operations, changes in shareholders' equity (deficiency) and cash flows for the period from November 1, 2000, date of incorporation, to November 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2000 and the results of its operations and the changes in shareholders' equity and cash flows for the period from November 1, 2000, date of incorporation, to November 30, 2000 in accordance with generally accepted accounting principles in Canada.


                                                   /s/ Jones, Richards & Company

                                                   CERTIFIED GENERAL ACCOUNTANTS

December 14, 2000
Vancouver, British Columbia

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-UNITED STATES REPORTING
-----------------------------------------------------------------------
DIFFERENCES
-----------

In the United States, reporting standards for auditors' would require the addition of an explanatory paragraph following the opinion paragraph when the financial statements are affected by a significant uncertainty such as referred to in Note 1 regarding the Company's ability to continue as a going concern. Our report to the Directors dated December 14, 2000 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainties in the auditors' report when the uncertainties are adequately disclosed in the financial statements.


                                                   /s/ Jones, Richards & Company

                                                   CERTIFIED GENERAL ACCOUNTANTS

December 14, 2000
Vancouver, British Columbia

Page F-3

                               VERTICAL SOLUTIONS INC.
                           (A Development Stage Company)
                                  BALANCE SHEET
                                NOVEMBER 30, 2000

================================================================================


                                    ASSETS
                                    ------

CURRENT ASSETS
   Cash                                                              $       22
================================================================================


                     LIABILITIES AND STOCKHOLDERS' EQUITY
                     ------------------------------------

CURRENT LIABILITIES
   Accounts payable                                                  $    1,666

--------------------------------------------------------------------------------

                  STOCKHOLDERS' EQUITY (CAPITAL DEFICIENCY)
                  -----------------------------------------

   Capital stock
     Authorized:  100,000,000 shares with
        a par value of $0.001 per share
     Issued:  26,000 common shares                                           26
   Deficit accumulated during development stage                          (1,670)
--------------------------------------------------------------------------------
                                                                         (1,644)
--------------------------------------------------------------------------------
                                                                     $       22
================================================================================



Approved on Behalf of the Board:


      /s/Richard Silas                              /s/Nicolas Awde
----------------------------------           ----------------------------------
Director                                     Director

  The accompanying notes are an integral part of these financial statements

Page F-4


                               VERTICAL SOLUTIONS INC.
                           (A Development Stage Company)
                              STATEMENT OF OPERATIONS
          FOR THE PERIOD NOVEMBER 1, 2000, DATE OF INCORPORATION, TO
                                NOVEMBER 30, 2000

================================================================================

GENERAL AND ADMINISTRATIVE EXPENSES

   Office and general                                                $    1,670
--------------------------------------------------------------------------------

NET LOSS FOR THE PERIOD                                              $   (1,670)
================================================================================



BASIC NET LOSS PER SHARE                                             $    (0.06)
================================================================================


WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                               26,000
================================================================================






  The accompanying notes are an integral part of these financial statements

Page F-5


                               VERTICAL SOLUTIONS INC.
                           (A Development Stage Company)
                           STATEMENT OF STOCKHOLDERS' EQUITY
          FOR THE PERIOD NOVEMBER 1, 2000, DATE OF INCORPORATION, TO
                                NOVEMBER 30, 2000


                                                            Deficit
                                                           Accumulated
                                      Common Stock           During
                             Number of shares     Amount   Development
                                                              Stage        Total
================================================================================

Common stock issued for cash
   November 1, 2000                   2,000       $      2   $    -     $     2
   November 2, 2000                  24,000             24        -          24

Net loss for the period November
   1, 2000, date of incorporation,
   to November 30, 2000                -              -         (1,670)  (1,670)
--------------------------------------------------------------------------------
Balance, November 30, 2000           26,000       $     26   $  (1,670) $(1,644)
================================================================================



  The accompanying notes are an integral part of these financial statements

Page F-6



                               VERTICAL SOLUTIONS INC.
                           (A Development Stage Company)
                              STATEMENTS OF CASH FLOWS
          FOR THE PERIOD NOVEMBER 1, 2000, DATE OF INCORPORATION, TO
                                NOVEMBER 30, 2000



Cash Generated By:

Operating Activities:
   Net loss for the period                                           $   (1,670)
   Change in non-cash working capital items                               1,666
--------------------------------------------------------------------------------
                                                                             (4)
--------------------------------------------------------------------------------

FINANCING ACTIVITIES
   Proceeds on sale of common stock                                          26
--------------------------------------------------------------------------------

Investing Activities:                                                      -
--------------------------------------------------------------------------------

Increase In Cash                                                             22

Cash, Beginning Of Period                                                  -
--------------------------------------------------------------------------------

Cash, End Of Period                                                  $       22
================================================================================


  The accompanying notes are an integral part of these financial statements

Page F-7

                               VERTICAL SOLUTIONS INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

                                NOVEMBER 30, 2000

================================================================================

NOTE 1 - NATURE OF OPERATIONS AND BASIS OF PRESENTATION
--------------------------------------------------------------------------------

The Company was incorporated on November 1, 2000 in the State of Delaware. To date the Company has had no business operations and was organized for the purpose of creating a corporate vehicle to locate and acquire an operating business. The ability of the Company to continue as a going concern is dependent on raising capital to acquire a business venture and to fund future operations.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Actual results may differ from those estimates.

Foreign Currency Translation

The financial statements are presented in United States dollars. In accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation", foreign denominated monetary assets and liabilities are translated to their United States dollar equivalents using foreign exchange rates which prevailed at the balance sheet date. Revenue and expenses are translated at average rates of exchange during the period. Related translation adjustments are reported as a separate component of shareholders' equity, whereas gains or losses resulting from foreign currency transactions are included in results of operations.

Fair Value of Financial Instruments

In accordance with the requirements of SFA No. 107, the Company has determined the estimated fair value of financial instruments using available market information and appropriate valuation methodologies. The fair value of financial instruments classified as current assets or liabilities approximate carrying value due to the short-term maturity of the instruments.

Page F-8

Net Loss per Common Share

Basic earnings (loss) per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Dilutive earnings (loss) per share reflects the potential dilution of securities that could share in the earnings (losses) of the Company. Because the Company does not have any potentially dilutive securities, the accompanying presentation is only of basic loss per share.


NOTE 3 - INCORPORATION
--------------------------------------------------------------------------------

The Company was incorporated under the laws of the State of Delaware, United States, on November 1, 2000.

                                    PART III
                                    --------


ITEMS 1 & 2 INDEX TO AND DESCRIPTION OF EXHIBITS
------------------------------------------------

Exhibit
-------

(1)     Certificate of Incorporation
---     ----------------------------

(2)     By-Laws
---     -------

Exhibit 1

                                                         STATE OF DELAWARE
                                                         SECRETARY OF STATE
                                                       DIVISION OF COPPORATIONS
                                                       FILED 09:00 AM 11/01/2000
                                                          001550361 - 3310295

                          CERTIFICATE OF INCORPORATION
                                       OF
                             Vertical Solutions Inc.
                             -----------------------

     FIRST:   The name of this corporation is: Vertical Solutions Inc.

     SECOND: The address of its registered office in the State of Delaware and the name of its registered agent is Agents and Corporations, Inc., 1201 Orange Street, Suite 600, Wilmington, New Castle County, Delaware 19801.

     THIRD:   The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

     FOURTH: The total number of shares which the corporation is authorized to issue is 100,000,000 shares of common voting stock with a par value of $.001.

     FIFTH:   The name and mailing address of the incorporator is: David N.
Williams, Esquire, 1201 Orange Street, Suite 600, Wilmington, DE 19801

     SIXTH:   The corporation is to have perpetual existence.

     SEVENTH: The directors shall have concurrent power with the stockholders to make, alter, amend, change, add to or repeal the By-Laws of the corporation.

     EIGHTH: No director shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing Violation of law,
(iii) under Section 174 of the General Corporation Law of Delaware; or (iv) for any transaction from which the director derived an improper personal benefit. This Article Eighth shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when this Article Eighth became effective.

     I, the undersigned, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, do make this Certificate, hereby declaring and certifying that this is my act and deed, and the facts therein stated are true and, accordingly, I have hereunto set my hand and seal lat day of November, 2000.

                                              /s/ David N. Williams
                                              -------------------------------
                                              David N. Williams, Esquire
                                              Incorporator

Exhibit 2

                                        BY-LAWS

                                          OF

                                Vertical Solutions Inc.
                                -----------------------

                                  ARTICLE I - OFFICES
                                  -------------------

     Section 1.  The registered office shall be in the City of Wilmington, New
     ---------
Castle County, Delaware.

     Section 2.  The corporation may also have offices at such other places both
     ---------
within and without the State of Delaware as the Board of Directors may from time to time determine, or the business of the corporation may require.

                          ARTICLE II - MEETINGS OF STOCKHOLDERS
                          -------------------------------------

     Section 1.  All meetings of the stockholders for election of directors
     ---------
shall be held in Wilmington, Delaware, at such place as may be fixed from time to time by the Board of Directors, or at such other place, either within or without Delaware as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting. Meetings of stockholders for any other purpose may be held at such time and place, within or without Delaware, as shall be stated in the notice of meeting or in a duly executed waiver of notice thereof.

     Section 2.  Annual meetings of the stockholders commencing with the year
     ---------
2000 shall be held on the thirty-first of December in each year.

     If the designated day is a legal holiday, then the annual meeting shall be held on the next secular day following or at such other date and time as shall be designated from time to time by the Board of Directors and stated in the notice of meeting, at which they shall elect by a plurality vote by written ballot a Board of Directors, and transact other business as may properly be brought before the meeting.

     Section 3.  Written notice of the annual meeting stating the place, date
     ---------
and hour of the meeting, shall be given to each stockholder entitled to vote at such meeting not less than ten nor more than fifty days before the date of the meeting.

     Section 4.  The officer who has charge of the stock ledger of the
     ---------
corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to examination by any stockholder for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

     Section 5.  Special meetings of the stockholders, for any purpose or
     ---------
purposes, unless otherwise prescribed by statute or by the certificate of incorporation, may be called by the president and shall be called by the president or secretary at the request in writing of a majority of the Board of Directors, or at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

     Section 6.  Written notice of a special meeting stating the place, date and
     ---------
hour of the meeting and the purpose or purposes for which the meeting is called, shall be given not less than ten nor more than fifty days before the date of the meeting, to each stockholder entitled to vote at such meeting.

     Section 7.  Business transacted at any special meeting of stockholders
     ---------
shall be limited to the purposes stated in the notice.

     Section 8.  The holders of a majority of the stock issued and outstanding
     ---------
and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of stockholders for the transaction of business except as otherwise provided by statute or by the certificate of incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder on record entitled to vote at the meeting.

     Section 9.  When a quorum is present at any meeting, the vote of the
     ---------
holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of the statutes or of the certificate of incorporation, a different vote is required in which case such express provision shall govern and control the decision of such question.

     Section 10.  Each stockholder shall at every meeting of the stockholders be
     ----------
entitled to one vote in person or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after three years from its date unless the proxy provides for a longer period.

     Section 11.  Whenever the vote of stockholders at a meeting thereof is
     ----------
required or permitted to be taken for or in connection with any corporate action, by any provision of the statutes, the meeting and vote of stockholders may be dispensed with if all of the stockholders who would have been entitled to vote upon the action if such meeting were held shall consent in writing to such corporate action being taken-, or if the certificate of incorporation authorized the action to be taken with the written consent of the holders of less than all the stock who would have been entitled to vote upon the action if a meeting were held, then on the written consent of the stockholders having not less than such percentage of the number of votes as may be authorized in the certificate of incorporation; provided that in no case shall the written consent be by the holders of stock having less than the minimum percentage of the vote required by statute for the proposed corporate action; and provide that prompt notice must be given to all stockholders of the taking of corporate action without a meeting and by less than unanimous written consent.

                             ARTICLE III - DIRECTORS
                             -----------------------

     Section 1.  The number of directors which shall constitute the whole board
     ---------
shall be two. A director shall be elected at the annual meeting of the stockholders, except as provided in Section 2 of this Article, and any director elected shall hold office until his successor is elected and qualified. A director need not be a stockholder.

     Section 2.  Vacancies and newly created directorships resulting from any
     ---------
increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced. If there are no directors in office, then an election of directors may be held in the manner provided by statute. If, at the time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of the whole board (as constituted immediately prior to any such increase), the Court of Chancery of the State of Delaware may, upon application of any stockholder or stockholders holding at least ten percent of the total number of shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.

     Section 3.  The business of the corporation shall be managed by its Board
     ---------
of Directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the certificate of incorporation or by these by-laws directed or required to be exercised or done by the stockholders.

     Section 4.  A director of the corporation may resign at any time by giving
     ---------
notice to the Board, the president or secretary of the corporation. Such resignation shall take effect on the date of receipt of such notice or at any later time specified therein; and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

     Section 5.  A director or directors may be removed with or without cause by
     ---------
the affirmative vote of the holders of a majority of all the shares of stock outstanding entitled to vote, at a special meeting of the stockholders called for such purposes.

                       Meetings of the Board of Directors
                       ----------------------------------

     Section 6.  The Board of Directors of the corporation may hold meetings,
     ---------
both regular and special, either within or without the State of Delaware.

     Section 7.  The first meeting of each newly elected Board of Directors
     ---------
shall be held at such time and place as shall be fixed by the vote of the stockholders at the annual meeting, and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum is present. In the event of the failure of stockholders to fix the time or place of such first meeting of the newly elected Board of Directors, or in the event such meeting is not held at the time and place so fixed by the stockholders, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors, or as shall be specified in a written waiver signed by all of the directors.

     Section 8.  Regular meetings of the Board of Directors may be held without
     ---------
notice at such time and at such place as shall from time to time be determined by the Board.

     Section 9.  Special meetings of the Board of Directors may be called by the
     ---------
president on three days' notice to each director, either personally or by mail or by telegram; special meetings shall be called by the president or secretary in like manner and on like notice on the written request of two directors.

     Section 10.  At all meetings of the Board, a majority of the directors
     ----------
shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute or by the certificate of incorporation. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting until a quorum shall be present.

     Section 11.  Unless otherwise restricted by the certificate of
     ----------
incorporation or these by-laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

                               Committees of Directors
                               -----------------------

     Section 12.  The Board of Directors may, upon resolution passed by a
     ----------
majority of the whole Board, designate one or more committees, each committee to consist of two or more of the directors of the corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Any such committee, to the extent provided in the resolution, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; provided, however, that, in the absence or disqualification of any member of such committee or committees, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors.

     Section 13.  Each committee shall keep regular minutes of its meetings and
     ----------
report the same to the Board of Directors when required.

                          Compensation of Directors
                          -------------------------

     Section 14.  The directors may be paid their expenses, if any, of
     ----------
attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

                             ARTICLE IV - NOTICES
                             --------------------

     Section 1.  Whenever, under the provisions of the statutes or the
     ---------
certificate of incorporation or of these by-laws, notice is required to be given to any director or stockholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail, addressed to such director or stockholder, at his address as it appears on the records of the corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail. Notice to directors may also be given by telegram.

     Section 2.  Whenever any notice is required to be given under the
     ---------
provisions of the statutes or of the certificate of incorporation or of these by -laws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

                              ARTICLE V - OFFICERS
                              --------------------

     Section 1.  The officers of the corporation shall be chosen by the Board of
     ---------
Directors and shall consist of a president, a secretary and a treasurer. The Board of Directors may also choose one or more vice presidents, assistant secretaries and assistant treasurers. Any number of offices may be held by the same person, unless the certificate of incorporation or these by-laws otherwise provide.

     Section 2.  The Board of Directors at its first meeting after each annual
     ---------
meeting of stockholders shall choose, a president, a secretary and a treasurer.

     Section 3.  The Board of Directors may appoint such other officers and
     ---------
agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board.

     Section 4.  The salaries of all officers and agents of the corporation
     ---------
shall be fixed by the Board of Directors.

     Section 5.  The officers of the corporation shall hold office until their
     ---------
successors are chosen and qualify. Any officer elected or appointed by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. Any vacancy occurring in any office of the corporation shall be filled by the Board of Directors.

                                      The President
                                      -------------

     Section 6.  The president shall be the chief executive officer of the
     ---------
corporation, shall preside at all meetings of the stockholders and the Board of Directors, shall have general and active management of the business of the corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect.

     Section 7.  The president shall execute bonds, mortgages, and other
     ---------
contracts requiring a seal, under the seal of the corporation, except where required or permitted by law to be otherwise signed and executed, and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the corporation.

                                   The Vice Presidents
                                   -------------------

     Section 8.  In the absence of the president, or in the event of his
     ---------
inability or refusal to act, the vice president (or in the event there be more than one vice president, the vice presidents in the order designated, or in the absence of any designation, then in the order of their election) shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. The vice presidents shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

                           The Secretary and Assistant Secretary
                           -------------------------------------

     Section 9.  The secretary shall attend all meetings of the Board of
     ---------
Directors and all meetings of the stockholders and record all the proceedings of the meetings of the corporation and of the Board of Directors in a book to be kept for that purpose, and shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or president, under whose supervision he shall be. He shall have custody of the corporate seal of the corporation and he, or an assistant secretary, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by his signature or by the signature of such assistant secretary. The Board of Directors may give general authority to any other officer to affix the seal of the corporation, and to attest the affixing by his signature.

     Section 10.  The assistant secretary, or if there be more than one, the
     ----------
assistant secretary in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election) shall, in the absence of the secretary or in the event of his inability or refusal to act, perform the duties and exercise the powers of the secretary, and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

                       The Treasurer and Assistant Treasurers
                       --------------------------------------

     Section 11.  The treasurer shall have the custody of the corporate funds
     ----------
and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors.

     Section 12.  The treasurer shall disburse the funds of the corporation as
     ----------
may be ordered by the Board of Directors taking proper vouchers for such disbursements, and shall render to the president and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as treasurer and of the financial condition of the corporation.

     Section 13.  If required by the Board of Directors, the treasurer shall
     ----------
give the corporation a bond (which shall be renewed every six years) in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation.

     Section 14.  The assistant treasurer, or if there shall be more than one,
     ----------
the assistant treasurers in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election) shall, in the absence of the treasurer or in the event of his inability or refusal to act, perform the duties and exercise the powers of the treasurer and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

                    ARTICLE VI - CERTIFICATES OF STOCK
                    ----------------------------------

     Section 1.  Every holder of stock in the corporation shall be entitled to
     ---------
have a certificate, signed by or in the name of the corporation by the chairman, or vice chairman of the Board of Directors, or the president or a vice president and the treasurer or an assistant treasurer or the secretary or an assistant secretary of the corporation, certifying the number of shares owned by him in the corporation.

     Section 2.  Where a certificate is countersigned (a) by a transfer agent
     ---------
other than the corporation or its employee; or (b) by a registrar other than the corporation or its employee, any other signature on the certificates may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

                            Lost Certificates
                            -----------------

     Section 3.  The Board of Directors may direct a new certificate or
     ---------
certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of the fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

                           Transfer of Stock
                           -----------------

     Section 4.  Upon surrender to the corporation or transfer agent of the
     ---------
corporation or a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate, and record the transaction upon its books.

                      Transfer Agent and Registrar
                      ----------------------------

     Section 5.  The corporation may, if and whenever the Board of Directors
     ---------
shall so determine, maintain one or more transfer offices or agencies within or without the State of Delaware, each in charge of a transfer agent or agents designated by the Board of Directors, where the shares of the corporation shall be directly transferable, and also one or more registry offices, each in charge of a registrar or registrars designated by the Board of Directors, where such shares shall be so registered, and no certificate for shares of the corporation in respect of which a transfer agent or registrar shall have been designated shall be valid unless countersigned by such transfer agent and registered by such registrar. The Board of Directors may also make such additional rules and regulations as it may deem expedient concerning the issue, transfer and registration of share certificates of the corporation.

                            Fixing Record Date
                            ------------------

     Section 6.  In order that the corporation may determine the stockholders
     --------
entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty days prior to any other action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

                         Registered Stockholders
                         -----------------------

     Section 7.  The corporation shall be entitled to recognize the exclusive
     ---------
right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or in interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

                     ARTICLE VII - GENERAL PROVISIONS
                     --------------------------------

                                Dividends
                                ---------

     Section 1.  Dividends upon the capital stock of the corporation, subject to
     ---------
the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation.

     Section 2. Before payment of any dividend, there may be set aside out of
     ---------
any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interest of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

                            Annual Statement
                            ----------------

     Section 3.  The Board of Directors shall present at each annual meeting,
     ---------
and at any special meeting of the stockholders when called for by vote of the stockholders, a full and clear statement of the business and condition of the corporation.

                                 Checks
                                 ------

     Section 4.  All checks or demands for money and notes of the corporation
     ---------
shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

                               Fiscal Year
                               -----------

     Section 5.  The fiscal year of the corporation shall be fixed by resolution
     ---------
of the Board of Directors.

                                   Seal
                                   ----

     Section 6.  The corporate seal shall have inscribed thereon the name of the
     ---------
corporation, the year of its organization and the words "Corporate Seal, Delaware". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

                          ARTICLE VIII - AMENDMENTS
                          -------------------------

     Section 1.  These by-laws may be altered, amended or repealed or new by-
     ---------
laws may be adopted by the stockholders or by the Board of Directors, when such power is conferred upon the Board of Directors by the Certificate of Incorporation at any regular meeting of the stockholders or of the Board of Directors, or at any special meeting of the stockholders or of the Board of Directors if notice of such alteration, amendment, repeal or adoption of new by-laws be contained in the notice of such special meeting.

                                 SIGNATURE
                                 ---------

     Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 10SB and has duly caused this Registration Statement to be signed on its behalf by the undersigned hereunto duly authorized in the City of Vancouver, on the 20th day of December, 2000.


VERTICAL SOLUTIONS INC.
(Registrant)

By:  /s/ Richard Silas
Richard Silas, President and Director
                                                --------------------------------